

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 21, 2018

Nicholas K. Akins
Chairman of the Board and Chief Executive Officer
Southwestern Electric Power Company
1 Riverside Plaza
Columbus, Ohio 43215

     Re: Southwestern Electric Power Company
            Registration Statement on Form S-3
            Filed August 15, 2018
            File No. 333-226856

Dear Mr. Akins:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Katherine Bagley at (202) 551-2545 with any questions.

                          Sincerely,

                          /s/ Mara L. Ransom

                          Mara L. Ransom
                          Assistant Director
                          Office of Consumer Products